

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 17, 2008

David C. Merrell
President
MCT Holding Corporation
3884 East North Little Cottonwood Road
Salt Lake City, Utah 84092

Re: **MCT Holding Corporation**
Form 10-12G
Amended October 9, 2008
File No. 000-53390

Dear Mr. Merrell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Critical Accounting Policies, page 12.</u>

1. Refer to your response to prior comment 11. Please clarify what you meant by your statement that "the Company's continuing revenues have helped maintain the value of the operating unit and the recoverability of goodwill."

2. Based on your disclosures on page 12 it appears that you have more than one reporting unit. In this regard please tell us and disclose in the notes to the financial statements the following:
   - what your reporting units are;
   - how you determined your reporting units under paragraph 30 of SFAS 142;
   - how you allocated the $53,710 goodwill amongst the reporting units;
   - the method and assumptions you used to determine the fair value of the reporting units.

<u>Executive Compensation, page 15</u>

3. We note that you have disclosed that compensation for your executive officers and directors was nil for the fiscal years ended December 31, 2006 and 2007. Disclosure at note 7 to your financial statements, however, indicates that "the company paid $5,600 in compensation to an officer or director of the company." Please revise to address this discrepancy in your disclosure.

Please amend your Form 10 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Adviser, at (202) 551-3415 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Leonard W. Burningham, Esq.
           by facsimile